UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13G*
Under the Securities Exchange Act of 1934

Old Republic International Corporation
(NAME OF ISSUER)
Common Stock, $1.00 Par Value
(TITLE OF CLASS OF SECURITIES)
680223-104
CUSIP NUMBER

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☒ Rule 13d-1(b)
    ☐ Rule 13d-1(c)
    ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 680223-104

1.    NAME OF REPORTING PERSON
Old Republic International Corporation Employees Savings and Stock Ownership Plan.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
Not applicable.
(A)
(B)

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

5.    SOLE VOTING POWER NUMBER OF SHARES
6,742,811

6.     SHARED VOTING POWER BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,342,050

7.     SOLE DISPOSITIVE POWER WITH EACH REPORTING PERSON
6,742,811

8.    SHARED DISPOSITIVE POWER WITH EACH REPORTING PERSON
11,342,050

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,084,861

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not applicable.

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.9%

12.    TYPE OF REPORTING PERSON
EP

The filing of this Statement on Schedule 13G is made for the Old Republic International Corporation Employees Savings and Stock Ownership Plan voluntarily and does not constitute and should not be construed as, an admission that the Plan beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Plan disclaims beneficial ownership for the securities covered by this Statement.

Item 1(a)    NAME OF ISSUER:
The name of the issuer is Old Republic International Corporation (the “Issuer”).

Item 1(b)    ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
The address of the principal executive offices of the Issuer is 307 North Michigan Avenue,
Chicago, Illinois 60601.

Item 2(a)    NAME OF PERSON FILING:
Old Republic International Corporation Employees Savings and Stock Ownership Plan.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:
307 North Michigan Avenue, Chicago, Illinois 60601

Item 2(c)    CITIZENSHIP:
Illinois

Item 2(d)    TITLE OF CLASS OF SECURITIES:
        The class of equity securities to which the Statement relates is the Common Stock of the
         Issuer.

Item 2(e)    CUSIP NUMBER:
The CUSIP number of the Common Stock is 680223-104

Item 3        This statement is being filed pursuant to §240.13d-1(b). THE PERSON FILING THIS
STATEMENT IS A:

[f] [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the
Employee Retirement Income Security Act of 1974 (“ERISA”) or Endowment Fund.

Item 4     OWNERSHIP
(a) Amount Beneficially Owned: 18,084,861

(b) Percent of Class: 5.9%

(c) Number of shares as to which such person has:
(i)    sole power to vote or to direct the vote:
6,742,811
(ii)    shared power to vote or to direct the vote:
11,342,050 <F1>
(iii)    sole power to dispose or direct the disposition of:
6,742,811
(iv)    shared power to dispose or direct the disposition of:
         11,342,050<F1>

<F1>    ESSOP Participants have the right to direct the voting of Common Stock allocated to their accounts on all matters required to be submitted to a vote of shareholders. If no directions are received as to the voting of allocated shares of Common Stock and for shares not yet allocated to a participant’s account, the Plan’s Administration Committee will direct the vote of such shares as it sees fit. Decisions as to purchases, dispositions or tenders of the Common Stock are generally directed by the Plans Administration Committee. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is for the purposes of Section 1(d) and 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

Item 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable.

Item 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Subject to the terms and conditions of the Plan, ESSOP Participants are entitled to receive certain distributions or assets. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock reflected in this Schedule 13G. Participants are also allowed discretion concerning the allocation of assets held by the ESSOP for their accounts. No individual participant has an interest in excess of 5% of the class of securities reported herein.

Item 7     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
COMPANY:
Not applicable.

Item 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.

Item 9     NOTICE OF DISSOLUTION OF GROUP:
Not applicable.

Item 10 CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2021

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

By: the Senior Vice President and Chief Financial Officer of
Old Republic International Corporation

                    /s/ Karl W. Mueller
______________________________________
Karl. W. Mueller